[Atlas Growth Partners, L.P. Letterhead]

February 16, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Karina V. Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
John Hodgin, Petroleum Engineer

Re:	Atlas Growth Partners, L.P.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 1, 2016

File No. 333-207537

Ladies and Gentlemen:

This letter sets forth the responses of Atlas Growth Partners, L.P., a Delaware limited partnership (the “Partnership,” “AGP,” “we,” “us” or “our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated February 12, 2016, relating to the Partnership’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-207537) (“Amendment No. 3”), which was filed with the Commission on February 1, 2016. Concurrently with the submission of this letter on February 16, 2016, we are filing, through EDGAR, Amendment No. 4 to the Form S-1 (“Amendment No. 4”). We are also mailing five courtesy copies of the Amendment No. 4 marked to reflect all changes made since the filing of Amendment No. 3 for your review.

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response thereto. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified.

Verbal Comments

On February 12, 2016, in telephone conversations with the Staff, certain minor inconsistencies were identified and the expansion of some existing disclosure was suggested.

Response:

We acknowledge the Staff’s comment and have modified Amendment No. 4 accordingly. Please see the fee table on the facing page of the Registration Statement and pages 29, 63, 71, 73 and 155.

U.S. Securities and Exchange Commission

February 16, 2016

Cash Distribution Policy and Restrictions on Distributions, page 61

Estimated Cash Available for Distribution, page 67

1. It is the view of the Staff that it is not appropriate to present the forecast assuming that you will achieve $130 million of gross proceeds. Please revise the table to reflect only the minimum. Further, we believe that the table should be revised:

•	to break out cash from operations as a separate line item that appears prior to Distributable Cash Flow; and

•	to the extent that cash from operations is not sufficient to make the target distribution and you will use cash on hand, cash from borrowings and cash from the proceeds of the offering to cover the shortfall, present each of those as a separate line item showing how you will cover the shortfall.

Response:

We acknowledge the Staff’s comment and have revised the table on page 69 accordingly.

Assumptions and Considerations, page 69

2. Within the table on page 71, you are forecasting a profit margin as a percentage of revenues for your base production of 66.3%, compared to a margin of 80.6% for your projected new wells for the year ended December 31, 2016. Please expand your disclosure to explain the significant variables and factors leading to the improved margins from your current base wells versus your project new wells.

Response:

We acknowledge the Staff’s comment and have expanded our disclosure to explain the significant variables and factors leading to the improved margins. Please read page 72.

Sensitivity Analysis, page 73

3. You disclose in the last sentence at page 71 that you have assumed you will not make any acquisitions in your forecast. As such, please remove your disclosure that your sensitivity analysis “assumes that [you] are successfully able to execute on [y]our acquisition strategy during the forecast period.”

U.S. Securities and Exchange Commission

February 16, 2016

Response:

We acknowledge the Staff’s comment and have removed the sentence in question. Please see page 74.

Offering size changes, page 73

4. Please revise your table to quantify the estimated distributions on common units held by purchasers in this offering, ATLS and its affiliates and non-affiliate purchasers in the private placement, as well as distributions on general partner units.

Response:

We acknowledge the Staff’s comment and note that, because we are now only presenting the minimum offering in our forecast, we have deleted the sensitivity analysis with respect to offering size. However, the forecast table on page 69 includes the breakout of the estimated distributions among each of the groups. Please read pages 69 and 74.

Exhibit 5.1

5. Please have counsel revise their opinion to remove assumptions (1) that are readily ascertainable, (2) that assume any material facts, or (3) with regard to which counsel may appropriately rely on applicable officers’ certificates or provide supplemental support as to why the particular assumption should be unobjectionable. Examples include:

•	assumptions (i), (ii) and (x) with respect to the General Partners; and

•	assumption (xii) with respect to the General Partner and the Partnership.

Response:

We acknowledge the Staff’s comment and revised the opinion to remove such assumptions. Please read Exhibit 5.1.

Please direct any questions or comments you have regarding our responses or Amendment No. 4 to undersigned by phone at (267) 256-5902, Gislar R. Donnenberg of Paul Hastings LLP at (713) 860-7306 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.

Thank you for your assistance.

Very truly yours,

/s/ Jeff Slotterback
Jeff Slotterback,
Chief Financial Officer
Atlas Growth Partners, L.P.

cc:	Edward E. Cohen, Chief Executive Officer, Atlas Growth Partners, L.P.

Lisa Washington, Chief Legal Officer and Secretary, Atlas Growth Partners, L.P.

Matthew Finkbeiner, Chief Accounting Officer, Atlas Growth Partners, L.P.

Kevin Schaffner, Audit-Partner, Grant Thornton LLP

Gislar R. Donnenberg, Partner, Paul Hastings LLP

Douglas V. Getten, Partner, Paul Hastings LLP

Wallace Kunzman, Kunzman & Bollinger, Inc.